Filed by Fidelity Bankshares, Inc.
                                                  pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                      Subject Company: Fidelity Bankshares, Inc.
                                               Commission File Number: 000-29040

[Fidelity Federal Bank & Trust Logo Omitted]


TO:               Staff                                         October 18, 2006

FROM:             Vince A. Elhilow
                  Chairman and CEO

RE:               Federal Reserve Approval


On October 16th, we were pleased to hear from National City that the Federal Reserve has given its approval for the Fidelity Bankshares, Inc. merger with National City Corporation. This is very good news, since it clears the way, subject to shareholder approval and other required approvals, for us to close the transaction and proceed with the process of integrating Fidelity Federal Bank & Trust with National City.

In talking with many of our employees, I know there's a lot of excitement about the opportunities ahead as Fidelity Federal becomes part of National City. At the same time, I also understand that many people have questions and concerns about their jobs and opportunities for the future. As I've said from the day we announced the merger, we're absolutely committed to keeping everyone informed as details are finalized.

I appreciate your understanding during this transition period, as well as the great service you're continuing to deliver to our customers.